UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Anghami Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G0369L101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.______

(1)	Names of reporting persons
MEVP Cayman Ltd

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
Cayman Islands
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
2,289,862 Ordinary Shares

(6) Shared voting power
0

(7) Sole dispositive power
2,289,862 Ordinary Shares

(8) Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
2,289,862 Ordinary Shares

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(10)	Percent of class represented by amount in Row (9)
8.81%

(12)	Type of reporting person (see instructions)
FI

ITEM 1(A) NAME OF ISSUER:

The name of the issuer is Anghami Inc. (the “Company”).

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

ITEM 2 (A) NAME OF PERSON FILING:

This statement is filed by MEVP Cayman Ltd, a Cayman Islands incorporated limited liability company (“Reporting Person”).

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of Reporting Person is Emirates Financial Towers, North Tower, Office 703, DIFC, PO Box 23025, Dubai, United Arab Emirates.

ITEM 2 (C) CITIZENSHIP:

MEVP Cayman Ltd is a Cayman Islands incorporated limited liability company.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”).

ITEM 2 (E) CUSIP NO.:

G0369L101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned:

2,289,862

(b)	Percent of class:

8.81%

The percentage set forth herein is calculated based upon 26,005,654 Ordinary Shares outstanding as of May 12, 2022 as reported in the Company’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on June 13, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,289,862

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,289,862

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATIONS

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 10, 2023

MEVP Cayman Ltd

Signature.	/s/ Marie-Michele Jalkh
Name.	Marie-Michele Jalkh
Title.	General Counsel

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